Exhibit 1.01
Conflict Minerals Report of Integra LifeSciences Holdings Corporation
Filed on May 30, 2024
As required by Items 1.01 and 1.02 of Form SD
This Conflict Minerals Report (this “Report”) of Integra LifeSciences Holdings Corporation (the “Company,” “we,” “us,” and “our”) for the year ended December 31, 2023 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule imposes certain reporting obligations on registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. For purposes of this Report, “Conflict Minerals” are defined as cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are limited to tin, tantalum and tungsten.
The Company annually conducts a Reasonable Country of Origin Inquiry (“RCOI”) concerning Conflict Minerals included in its products by reviewing available resources, including bills of material, product specifications, design documents and component management systems, to make a preliminary determination of Conflict Minerals content. Engineering and supply chain personnel in our manufacturing and operating locations participate in this inquiry and contribute to the determination of which suppliers to include in our due diligence. Because the Company does not normally purchase directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. Based on information we have received from our direct suppliers in the RCOI and the due diligence process, we do not have sufficient information to determine whether or not the Conflict Minerals included in our products may have originated in the Democratic Republic of the Congo or surrounding countries (the “Covered Countries”) and whether, if those materials did originate in the Covered Countries, they originate from sources which support the armed groups in the region.
DUE DILIGENCE PROCEDURES PERFORMED BY THE COMPANY
In 2023, we continued to implement our Conflict Minerals Due Diligence and Compliance plan, which conforms with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the Supplement on Tin, Tantalum and Tungsten, and the Supplement on Gold (the “OECD Guidance”), in compliance with the Rule. Our due diligence plan includes the following:

1.
Conflict Minerals Policy: We communicate to suppliers and the public our Company policy concerning Conflict Minerals originating from the Covered Countries. The policy is consistent with the model policy included in Annex II of the OECD Guidance and requires that our suppliers take reasonable efforts to implement conflict free sourcing through their own supply chains.

The policy is available to suppliers and the public at: https://www.integralife.com/ConflictMineralsPolicy.

2.
Internal Standard Operating Procedures: We have established internal management support for the supply chain due diligence process. The steering committee includes senior leaders from our operations, legal, and supply chain teams. Operations, supply chain and engineering personnel at the Company’s manufacturing and purchasing locations support the Conflict Minerals program manager, who leads the Conflict Minerals working group, which implements the Company’s Conflict Minerals compliance process. Each business location is required to review certain product and supplier information in order to generate and maintain the information needed for the Company’s compliance with Section 1502 of the Dodd-Frank Act. Personnel at locations receive training on the Conflict Minerals reporting requirements in order to assist them in reviewing information.

3.
Risk Assessment and Risk Mitigation: As part of our compliance program, all products and suppliers are assessed in order to identify Conflict Minerals scope and risk. In determining which suppliers to survey, the Company’s supply chain, engineering and operations personnel used Company product control data to identify parts, materials and components that it reasonably expects may contain Conflict Minerals or where mineral content is unknown. Product control databases are maintained as a control in the manufacture of medical instruments and medical devices. The Company issued surveys to all suppliers of parts, materials or component products in the supply chain that are known or likely to include Conflict Minerals.

Due to the Company’s size and the complexity of our products and supply chain, we are unable to identify all upstream suppliers and smelters based on information provided by our direct suppliers. Because of our position in the supply chain, we do not have direct contact with smelters, and additional risk assessments and investigations are limited. In some instances, our suppliers were able to determine the sources of the Conflict Minerals included in their products at a “company” level, but the information provided to us was insufficient to determine which, if any, of those Conflict Minerals were included in products provided to us.

Where our suppliers provided information that was inconsistent or may have raised concerns about their sources of Conflict Minerals, we reviewed survey responses with those suppliers and sought additional information from those suppliers. Where Covered Country sources were identified, suppliers have provided information concerning whether those sources are conflict-free/conformant or we continued to clarify source information with suppliers. In some cases, suppliers did not understand the survey or its intent, and, in those cases, we provided additional information about the Conflict Minerals reporting requirements and background on the concerns related to Conflict Minerals from the Covered Countries. A number of our suppliers did not have any substantive information about the source of materials at this time, as those suppliers are many steps removed in the supply chain from smelters and many are continuing to conduct their own due diligence.

4.
Supplier Corrective Actions: Consistent with our policy, we have identified corrective actions, including, without limitation, remediation or termination that may be taken where suppliers identify problematic sources of Conflict Minerals in response to our survey process. The specific corrective actions depend on factors such as vendor size, risk level and vendor capabilities, and on our ability to meet quality control and regulatory requirements associated with our medical instruments and medical devices.

5.
Country of Origin Survey: We utilized the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template version 6.31, to conduct a country of origin survey of suppliers. The Conflict Minerals program manager collected the responses and reviewed them. Upon review, where appropriate, the Conflict Minerals program manager asked suppliers for any clarifications or corrective measures as prescribed by our compliance plan.
In selecting suppliers to be surveyed, we relied on the expertise of the engineering and purchasing personnel at each of our sites. Each site maintains controlled parts and components data systems because of the regulated nature of our medical instruments and medical device products. All suppliers were included in the review to determine applicability of the survey to the products purchased, regardless of location, annual spend or any other excluding factor. We surveyed all suppliers that we determined have, or are likely to have, Conflict Minerals included in the products we purchase, where those products are incorporated into our own products. We refer to such suppliers in this Report as “In-Scope Suppliers”.

6.
Maintenance of Reviewable Business Records: We use a centralized document retention filing system in order to maintain reviewable business records. This includes supplier responses, supplier corrective actions and process documents related to our RCOI. Records will be maintained for five years within this system.

7.
Reporting Violations: We maintain mechanisms by which employees, suppliers and third parties may report violations of our Conflict Minerals Policy as part of our hotline and management contact processes.

RESULTS OF THE COMPANY’S DUE DILIGENCE
Consistent with our Conflict Minerals Policy, we undertook the following procedures and processes in accordance with our Conflict Minerals Due Diligence and Compliance plan:

1.
Supplier Identification: We determined that during the period January 1, 2023 to December 31, 2023 (the “Reporting Period”) we manufactured and/or contracted to manufacture products containing Conflict Minerals that were necessary for the functionality or production of certain of our products. A total of 135 suppliers were identified as In-Scope Suppliers during the Reporting Period.

2.
RCOI Process Overview: We conducted a RCOI of 100% of the In-Scope Suppliers during the Reporting Period to determine whether Content Mineral content contained in our products originated from the Covered Countries. We completed the RCOI by requiring that In-Scope Suppliers complete Conflict Minerals Reporting Template version 6.31.

We communicated to the In-Scope Suppliers the importance of participating in our 2023 RCOI and provided initial information on the required activities. During the supplier survey period we sent reminder notifications to non-responsive suppliers. We reviewed the responses to the submissions, as well as other information we received from suppliers regarding their due diligence efforts to identify the countries of origin of any Conflict Mineral content. Throughout the process, responses were reviewed for plausibility, consistency and gaps, and we engaged in follow-up activities as necessary.

3.
Supplier Responses: As of May 29, 2024, the response rate of the In-Scope Suppliers to the 2023 RCOI was 82%. Of the 112 responding suppliers, approximately:
•23% have advised us that the parts, materials or components they provide to us do not include Conflict Mineral content; and
•77% have advised us that the parts, materials or components they provide to us do include Conflict Mineral content (“CM Suppliers”).

Of the 86 CM Suppliers, approximately:
•79% of the CM Suppliers indicated that they do not source materials from Covered Countries; and
•21% of the CM Suppliers indicated that some or all of the smelters in their supply chain source Conflict Mineral content from Covered Countries or from unknown countries of origin.

Based on information provided by the 18 CM Suppliers who indicated that some or all of the smelters in their supply chain source Conflict Mineral content from Covered Countries or from unknown countries of origin:
•56% of those smelters and refiners indicated they sourced all their relevant minerals from verified Responsible Minerals Initiative (“RMI”) conformant sources; and
•44% of those smelters and refiners indicated that (i) smelters in their supply chain sourced from non-RMI conformant sources or (ii) they did not provide or have sufficient information from their own supply chain in order to confirm whether such materials were sourced from RMI conformant sources (the “undeterminable status respondents”).
•Of the undeterminable status respondents, approximately 30% indicated that their suppliers may have sourced some portion of their Conflict Mineral content from locations in Covered Countries.

Of the CM Suppliers, approximately 5% indicated that recycled materials make up some part of the Conflict Mineral content in products provided to us; we do not, however, have sufficient information to conclude that all of the materials used by those suppliers are from recycled sources.
As we conduct additional surveys in 2024, we will work with our suppliers to improve their due diligence procedures pertaining to their sourcing of Conflict Minerals and monitoring of their supply chain. Additionally, we will continue to work with our operating units and suppliers to obtain information where the suppliers provide major components or parts in order to attain a 100% response rate.

We will continue to emphasize to our first-tier suppliers our reliance on their conducting due diligence on their successive suppliers chains.
PRODUCT DESCRIPTION
We manufacture or contract for the manufacture of products that are subject to the reporting obligations of the Rule. Our products include, but are not limited to, specialty medical instruments and operating room equipment and medical devices. Some of the instruments and devices are made of metals, and may include tantalum, tungsten or gold in their composition. Some equipment may include electronics, wiring connectors or other soldered joints that include tin or gold.
Our publicly available Conflict Minerals Disclosure Report is available at https://www.integralife.com/ConflictMineralsPolicy.
We have made statements, based on our current expectations, in this Report that may constitute forward-looking statements and which involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our plans to take additional actions or to implement additional policies or procedures with respect to our RCOI and due diligence to determine the origin of Conflict Minerals included in our products. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, and their respective suppliers and smelters; lack of progress by smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities) or that these plans may not be effective.  In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the section titled “Risk Factors” in the Company’s most recently submitted Quarterly or Annual Reports. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise. Website addresses are included in this Report for reference only. Any information contained in such websites are not incorporated by reference into this Report and the Form SD nor deemed filed with the SEC.